Exhibit 99.1

December 13, 2015

To:	To:
Securities Exchange Commission	Tel Aviv Stock Exchange Ltd.
www.isa.gov.il	www.tase.co.il

Re: Offering of Equity One, Inc. (“EQY”) to the Public in the United States

Gazit-Globe Ltd. (the “Company”) is pleased to report that on December 10, 2015, it announced that it was offering up to 4.2 million shares of EQY to the public in the United States pursuant to a shelf prospectus that was filed by EQY in the United States, as part of an underwritten offering. In addition, the underwriter was granted an option to purchase up to an additional 630,000 EQY shares for thirty days from the announcement.

Assuming the over-allotment option is not exercised, upon completion of the sale, the Company will hold (through wholly-owned subsidiaries) approximately 50.3 million EQY shares representing 39% of the share capital of EQY. The Company intends to use the proceeds of the offering to repay existing debt and for general corporate purposes. The sale of the EQY shares is not expected to have a material impact on the Company’s balance sheet.

Forward Looking Statements:

This release may contain forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC and the Canadian Securities Administrators. Except as required by applicable law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

Kind regards,

Gazit-Globe, Ltd.